Exhibit 99.57

April 13, 2020

VIA SEDAR

NOTICE TO READER

Re: Akumin Inc.

Please be advised that the Management’s Discussion & Analysis (“MD&A”) of Akumin Inc. as at and for the year ended December 31, 2019 has been re-filed to correct the date of the MD&A to March 31, 2020. No other changes were made to the MD&A.

Management’s Discussion and

Analysis of Financial Condition

and Results of Operations

For the years ended December 31, 2019 and 2018

March 31, 2020

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    1

Table of Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Non-IFRS Measures	3

Forward-Looking Statements	3

Overview	5

Summary of Factors Affecting Our Performance	5

Number of Clinics	5
Competition	6
Industry Trends	6

How We Assess The Performance of Our Business	6

IFRS Measures	6
Non-IFRS Measures	7

Factors Affecting The Comparability of Our Results	8

Acquisition Activity	8
Newly Adopted Accounting Standards	8
Segments	8

Recent Developments	8

Acquisition-Related Activity	8
Davie Acquisition	8
ADG Acquisitions	8
Deltona Acquisition	9
El Paso Acquisition	9
West Palm Beach Acquisition	9
Exercise of Certain Outstanding Warrants and RSUs	9
Subsequent Events	10

Results of Operations	11

Selected Consolidated Statements of Balance Sheet Information	15

Selected Financial Information	17

Liquidity and Capital Resources	18

General	18
Lending Arrangements and Debt	19

Financial Instruments	20

Off-Balance Sheet Arrangements	21

Share Information	21

Related Party Transactions	21

Critical Accounting Estimates	22

Accounts Receivable and Allowance for Credit Losses	22
Impairment of Goodwill and Long-Lived Assets	22
Income Taxes	22
Business Combinations	23
Contractual Allowances	23

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting	23

Risk Factors	23

Additional Information	24

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis dated March 31, 2020 (“MD&A”) provides information concerning Akumin Inc.’s (“Akumin” or the “Company”) financial condition and results of operations. You should read the following MD&A together with our audited consolidated financial statements and related notes. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements because of certain factors, including, but not limited to, those which are not within our control. See “Forward-Looking Statements”.

Amounts stated in this MD&A are in thousands of U.S. dollars, unless otherwise stated.

Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these non-IFRS measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin” and “Adjusted net income (loss) attributable to shareholders of Akumin” (each as defined below). These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-IFRS measures as follows:

“EBITDA” means net income (loss) attributable to shareholders of the Company before interest expense (net), income tax expense (recovery) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, gains (losses) in the period, one-time adjustments and IFRS 16 impact on leases.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense (excluding IFRS 16 impact on depreciation and interest expense), taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

Forward-Looking Statements

This MD&A contains or incorporates by reference “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian securities laws. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements contained in this MD&A include, without limitation, statements regarding:

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    3

•	expected performance and cash flows;

•	changes in laws and regulations affecting the Company;

•	expenses incurred by the Company as a public company;

•	future growth of the diagnostic imaging market;

•	changes in reimbursement rates by payors;

•	the outcome of litigation and payment obligations in respect of prior settlements;

•	the availability of radiologists at our contracted radiology practices;

•	competition;

•	acquisitions and divestitures of businesses;

•	potential synergies from acquisitions;

•	non-wholly owned and other business arrangements;

•	access to capital and the terms relating thereto;

•	technological changes in our industry;

•	successful execution of internal plans;

•	compliance with our debt covenants;

•	anticipated costs of capital investments; and

•	future compensation of named executive officers.

Such statements may not prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some of the risks and other important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

•	our ability to successfully grow the market and sell our services;

•	general market conditions in our industry;

•	our ability to service existing debt;

•	our ability to acquire new centers and, upon acquisition, to successfully market and sell new services that we acquire;

•	our ability to achieve the financing necessary to complete our acquisitions;

•	our ability to enforce any claims relating to breaches of indemnities or representations and warranties in connection with any acquisitions;

•

market conditions in the capital markets and our industry that make raising capital or consummating acquisitions difficult, expensive or both, or which may disrupt our annual operating budget and forecasts;

•	unanticipated cash requirements to support current operations, to expand our business or for capital expenditures;

•	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

•	changes in laws and regulations;

•	the loss of key management or personnel;

•

the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

•

the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where we operate.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to us, including information obtained from third-party industry analysts and other third-party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. The reader is cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework for our business;

•	no unforeseen changes in the prices for our services in markets where prices are regulated;

•	no unforeseen changes in the regulatory environment for our services;

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    4

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

Although we have attempted to identify important factors that could cause our actual results to differ materially from our plans, strategies, expectations and objectives, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Forward-looking statements are provided to assist external stakeholders in understanding management’s expectations and plans relating to the future as of the date of the original document and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required under applicable securities laws, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

We qualify all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

Overview

We are a provider of outpatient diagnostic imaging services in the United States, with freestanding centers located across Florida, Pennsylvania, Delaware, Texas, Georgia, Illinois and Kansas. Our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our services include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), ultrasound, X-ray, mammography and other diagnostic or interventional radiology procedures.

We seek to develop leading positions in regional markets in order to leverage operational efficiencies. Our scale and density within selected geographies in the United States provides for long-term relationships with key payors, radiology groups and referring physicians. Our operations team is responsible for managing relationships with local physicians and payors, meeting our standards of patient service and improving profitability. We provide corporate training programs, standardized policies and procedures and sharing of best practices among the physicians in our regional networks.

Summary of Factors Affecting Our Performance

Building on our track record, we believe that we have an important growth opportunity ahead of us. We believe that our performance and ability to achieve this growth depends on a number of factors. These factors are also subject to a number of inherent risks and challenges, some of which are discussed below and in the “Risk Factors” section of this MD&A.

Number of Clinics

We have a meaningful opportunity to continue to grow the number of our diagnostic imaging facilities in the United States through organic growth and acquisition. The opening and success of new facilities is subject to numerous factors, including our ability to finance acquisitions, build relationships with referring doctors in new regions, and negotiate suitable lease terms for new locations, and other factors, some of which are beyond Akumin’s control.

The following table shows the number of Akumin diagnostic imaging facilities:

	As at	As at	As at	As at	As at
	Dec 31, 2019	Dec 31, 2018	Dec 31, 2017	Sep 30, 2016	Sep 30, 2015
Number of Diagnostic Imaging Facilities	129	96	74	39	14

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    5

Competition

The market for diagnostic imaging services is highly competitive. We compete principally on the basis of our reputation, our ability to provide multiple modalities at many of our facilities, the location of our facilities and the quality of our diagnostic imaging services. In the markets in which we are operating, or anticipate operating, we compete locally with groups of radiologists, established hospitals, clinics and other independent organizations that own and operate imaging equipment.

We also face competition from other diagnostic imaging companies in acquiring diagnostic imaging centers, which makes it more difficult to find attractive acquisition targets on favourable terms.

Akumin’s multi-modality imaging offering provides a one-stop-shop for patients and referring physicians and diversifies the Company’s revenue sources. The Company’s scalable and integrated operating platform is expected to create value from future acquisitions, cost efficiencies, and organic growth.

Industry Trends

Our revenue is impacted by changes to U.S. healthcare laws, our partners’ and contractors’ healthcare costs, and/or reimbursement rates by payors.

How We Assess the Performance of Our Business

The key performance indicator measures below are used by management in evaluating the performance of and assessing our business. We refer to certain key performance indicators used by management and typically used by our competitors in the diagnostic imaging industry, certain of which are not recognized under IFRS. See “Non-IFRS Measures”.

IFRS Measures

Revenue. Our revenue is comprised of service fee revenue and other revenue. The following is a brief description of the components of our revenue:

•

Service fee revenue, net of contractual allowances and discounts, consists of net patient fees received from various payers and patients based mainly on established contractual billing rates, less allowances for contractual adjustments and discounts and allowances. This service fee revenue is primarily comprised of fees for the use of the Company’s diagnostic imaging equipment and provision of medical supplies. Service fee revenue is recorded during the period in which the Company’s performance obligations are satisfied, based on the estimated collectible amounts from the patients and third-party payers. Third party payers include federal and state agencies (such as Medicare and Medicaid programs), managed care health plans, commercial insurance companies, other payors, and employers. Estimates of contractual allowances are based on the payment terms specified in the related contractual agreements. Contractual payment terms in managed care agreements are based on predetermined rates per discounted fee-for-service rates. A provision for credit losses is also recorded, based partly on historical collection experience. The Company regularly attempts to estimate its expected reimbursement for patients based on the applicable contract terms. The Company believes its review process enables it to identify instances on a timely basis where such estimates need to be revised.

•

Other revenue consists of miscellaneous fees under contractual arrangements, including service fee revenue under capitation arrangements with third party payers, management fees and fees for other services provided to third parties. Revenue is recorded during the period in which the Company’s performance obligations under the contract are satisfied by the Company.

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    6

Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures. For a discussion on how we utilize non-IFRS measures, see “Non-IFRS Measures”. The following table reconciles EBITDA, Adjusted EBITDA and Adjusted net income attributable to shareholders of Akumin to the most directly comparable IFRS financial performance measure.

	Three-month period	Three-month period	Year	Year
	ended	ended	ended	ended
(in thousands)	Dec 31, 2019	Dec 31, 2018	Dec 31, 2019	Dec 31, 2018
Net income attributable to shareholders of Akumin	3,255	2,210	6,451	5,000
Income tax provision (recovery)	2,645	(1,854)	2,793	(1,527)
Depreciation and amortization	7,364	3,003	28,271	9,852
Interest expense	10,576	1,778	28,938	5,979

EBITDA	23,840	5,137	66,453	19,304

Adjustments:
Stock-based compensation	749	1,238	3,555	5,702
Impairment of property and equipment	—	4	—	643
Settlement costs (recoveries)	(443)	14	(1,881)	43
Acquisition-related costs	410	1,506	3,403	2,426
Public offering costs	—	—	—	814
Financial instruments revaluation and other (gains) losses	91	524	3,835	2,843
One-time adjustments	—	777	—	—
IFRS 16 impact on rent	(4,416)	—	(15,552)	—

Adjusted EBITDA	20,231	9,200	59,813	31,775

Revenue	77,026	45,452	247,436	154,782

Adjusted EBITDA Margin	26%	20%	24%	21%

Adjusted EBITDA	20,231	9,200	59,813	31,775

Less:
Depreciation and amortization	7,364	3,003	28,271	9,852
Interest expense	10,576	1,778	28,938	5,979
Add:
IFRS 16 impact on	5,865	—	20,618	—
depreciation and interest expense
Sub-total	8,156	4,419	23,222	15,944

Effective tax rate (1)	24.3%	24.7%	24.3%	24.7%
Tax effect	1,978	1,091	5,631	3,938
Adjusted net income attributable to shareholders of Akumin	6,178	3,328	17,591	12,006

(1)	Akumin’s estimated effective tax rate is a blend of U.S. federal and state statutory tax rates for the period.

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    7

Factors Affecting the Comparability of Our Results

Acquisition Activity

The timing of acquisitions and the opening of new facilities impacts our revenue and the comparability of our results from period to period. In addition, facilities operating in different regions in the United States may have dissimilar results due to prevailing reimbursement rates for diagnostic imaging services or other factors.

Newly Adopted Accounting Standards

Our consolidated financial statements have been prepared using the significant accounting policies consistent with those applied in the Company’s December 31, 2019 consolidated financial statements.

The Company initially adopted IFRS 16, Leases, as at January 1, 2019, with modified retrospective application, which does not require restatement of prior period results. Please refer to note 2 of our consolidated financial statements for further information.

Segments

We identify our reporting segments based on the organizational units used by management to monitor performance and make operating decisions. We have identified one operating segment: outpatient diagnostic medical imaging services.

Recent Developments

Acquisition-Related Activity

During the year ended December 31, 2019, the Company continued its strategy of integrating the operations of prior acquisitions and exploring potential acquisition targets. For information relating to further developments, see the Company’s annual information form dated March 31, 2020 for the year ended December 31, 2019, and other public disclosure available under the Company’s profile on SEDAR at www.sedar.com.

Davie Acquisition

On April 1, 2019, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging center in Davie, Florida for cash consideration of $450 (“Davie Acquisition”). In accordance with the transaction agreement, $50 of this purchase price (Holdback Fund) was withheld as security for indemnity obligations and was released to the seller on October 1, 2019. This acquisition was an opportunity for the Company to increase its economies of scale across Florida.

ADG Acquisitions

On April 15, 2019, the Company announced that it had, through a subsidiary, entered into purchase agreements to acquire 27 imaging centers (Florida—21 and Georgia—6) operated under Advanced Diagnostics Group (ADG), The Imaging Centers of West Palm and Elite Radiology of Georgia. All of these centers were managed by ADG’s management team. On May 31, 2019, the Company announced the closing of these acquisitions. Pursuant to the purchase agreements, the Company acquired all of the issued and outstanding equity interests of ADG Acquisition Holdings, Inc., TIC Acquisition Holdings, LLC and SFL Radiology Holdings, LLC (the “ADG Acquisitions”).

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    8

The total purchase price for the ADG Acquisitions at closing (excluding earn-out, including preliminary working capital adjustments and payment for cash acquired) was approximately $217.6 million, of which $25 million was satisfied by the issuance of 6.25 million common shares of the Company at a price of $4.00 per share in accordance with the purchase agreements. The balance of this purchase price was mostly financed through the May 2019 Loans. For accounting purposes, the equity consideration was valued based on the share price at the close of May 31, 2019 ($23.4 million at $3.75 per share). Hence, the adjusted total purchase price for the ADG Acquisitions at closing (excluding earn-out, including preliminary working capital adjustments and payment for cash acquired) was approximately $216.0 million. Subsequent to the completion of the acquisition, the cash purchase price was reduced by approximately $0.2 million due to working capital adjustments in accordance with the purchase agreement. A portion of the purchase price payable in respect of the acquisition of SFL Radiology Holdings, LLC is subject to an earn-out based on annualized revenues earned in the first two quarters of 2020 less certain costs (“ADG Acquisition earn-out”, estimated at approximately $15 million as of December 31, 2019). These acquisitions were an opportunity for the Company to increase its economies of scale across Florida and enter the Georgia market.

Deltona Acquisition

On May 31, 2019, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging center in Deltona, Florida for a cash consideration of approximately $648 (“Deltona Acquisition”). This acquisition was an opportunity for the Company to increase its economies of scale across Florida.

El Paso Acquisition

On August 16, 2019, the Company acquired, through a subsidiary, five outpatient diagnostic imaging centers in El Paso, Texas for a cash consideration of $11,000 (“El Paso Acquisition”). This acquisition was an opportunity for the Company to increase its economies of scale in Texas.

West Palm Beach Acquisition

On October 4, 2019, the Company acquired, through a subsidiary, three outpatient diagnostic imaging centers in West Palm Beach, Florida for a cash consideration of approximately $17,870 (“West Palm Beach Acquisition”). This acquisition was an opportunity for the Company to increase its economies of scale in Florida.

Exercise of Certain Outstanding Warrants and RSUs

a)

During March 2017 the Company had issued 300,825 warrants to purchase common shares on a 1:1 basis at an exercise price of $2.30 per common share. These warrants expired on March 10 and 17, 2019. During the three months ended September 30, 2018, 120,330 of these warrants were exercised into common shares. The remaining 180,495 warrants were exercised into common shares prior to expiry.

b)

The Board had granted 1,611,316 RSUs to certain employees of the Company and members of the Board on November 15, 2017. In accordance with the terms of the RSU Plan, 50% of these RSUs vested and were settled for common shares in November 2018. Of the remaining RSUs, 600,656 RSUs vested and were settled for common shares on November 18, 2019 and the remaining RSUs vested on January 1, 2020 in accordance with the terms of the RSU Plan.

c)

The Board had granted 315,000 RSUs to certain employees of the Company between January 1 and March 12, 2018. Fifty percent of these RSUs vested between January 1 and March 12, 2019 and were settled for common shares prior to June 30, 2019 in accordance with the terms of the RSU Plan. Of the remaining RSUs, 25,000 were settled for common shares on October 1, 2019 in accordance with terms of the RSU Plan, 90,000 RSUs vested on January 1, 2020 and 42,500 RSUs vested in March 2020.

d)

During August 2017, the Company issued 512,004 warrants to purchase common shares on a 1:1 basis at an exercise price of $3.50 per common share. The expiry date for these warrants was August 8, 2019. During the three months ended June 30, 2019, 256,002 of these warrants were exercised into common shares. The remaining 256,002 of these warrants were not exercised into common shares and expired on August 8, 2019.

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    9

e)

During November 2017, the Company issued 32,013 warrants to purchase common shares on a 1:1 basis at an exercise price of $3.50 per common share. These warrants were not exercised into common shares and expired on November 14, 2019.

Subsequent Events

a)

On January 1, 2020, the Company acquired, through its subsidiaries, one outpatient diagnostic imaging center in Coral Springs, Florida and one outpatient diagnostic imaging center in Crystal Lake, Illinois for cash consideration of approximately $3.3 million.

These acquisitions were mostly financed through borrowing $3.2 million in December 2019 from the Company’s revolving credit facility under the May 2019 Credit Agreement.

b)

As at December 31, 2019, the Company had 337,500 RSUs outstanding. All of these RSUs vested between January 1, 2020 and March 12, 2020. 285,000 of these RSUs were settled for common shares on March 12, 2020 in accordance with the terms of the RSU Plan.

c)

Subsequent to the year ended December 31, 2019, a pandemic relating to a novel coronavirus known as COVID-19 occurred causing significant financial market disruption and social dislocation. The pandemic is dynamic with various cities, counties, states and countries around the world responding in different ways to address and contain the outbreak, including the declaration of a global pandemic by the World Health Organization, a National State of Emergency in the United States and state and local executive orders and ordinances forcing the closure of non essential businesses and persons not employed in or using essential services to “stay at home” or “shelter in place”. At this stage, we have no certainty as to how long the pandemic, or a more limited epidemic, will last, what regions will be most effected or to what extent containment measures will be applied.

Imaging centers are healthcare facilities and as such are generally considered an essential service and expected to continue to operate during any epidemic or pandemic. However, there is potential that actions taken by government, or individual actions, in response to containment or avoidance of this coronavirus could impact a patient’s ability or decision to seek imaging services at a given time which could have a significant impact on volume at our imaging centers leading to temporary or prolonged staff layoffs, reduced hours, closures and other cost containment efforts. Further, there is potential that certain services which are not urgent and can be deferred without significant harm to a patient’s health may be delayed, either by the Company in response to local laws or good public health practice or voluntarily by the patient. In addition, there is potential that the outbreak of the coronavirus could impact supply chains, including the Company’s supply of personal protective equipment, and lead to personnel shortages, each of which could impact the ability of the Company to safely perform imaging services. It is also possible that social distancing efforts and sanitization and decontamination procedures could cause delays in the performance of imaging services.

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    10

Results of Operations

(i) Year ended December 31, 2019 compared to year ended December 31, 2018

The following tables summarize our results of operations for the year ended December 31, 2019 compared to the year ended December 31, 2018.

	Year	Year
	ended	ended
(in thousands)	Dec 31, 2019	Dec 31, 2018
Service fees – net of allowances and discounts	244,841	152,013
Other revenue	2,595	2,769

Revenue	247,436	154,782

Employee compensation	85,900	57,653
Reading fees	35,244	20,560
Rent and utilities	9,728	16,435
Third party services and professional fees	19,084	11,301
Administrative	12,459	8,768
Medical supplies and other expenses	7,456	5,716
Depreciation and amortization	28,271	9,852
Stock-based compensation	3,555	5,702
Interest expense	28,938	5,979
Impairment of property and equipment	—	643
Settlement costs (recoveries)	(1,881)	43
Acquisition related costs	3,403	2,426
Public offering costs	—	814
Financial instruments revaluation and other (gains) losses	3,835	2,843

Income before income taxes	11,444	6,047

Income tax provision (recovery)	2,793	(1,527)
Non-controlling interests	2,200	2,574

Net income attributable to shareholders of Akumin	6,451	5,000

	Year	Year
Adjusted EBITDA	ended	ended
(in thousands)	Dec 31, 2019	Dec 31, 2018
Revenue	247,436	154,782

Less:
Employee compensation	85,900	57,653
Reading fees	35,244	20,560
Rent and utilities	9,728	16,435
Third party services and professional fees	19,084	11,301
Administrative	12,459	8,768
Medical supplies and other expenses	7,456	5,716
IFRS 16 impact on leases	15,552	—
Sub-total	185,423	120,433
Non-controlling interests	2,200	2,574

Adjusted EBITDA	59,813	31,775

Adjusted EBITDA Margin	24%	21%

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    11

Volume and revenue. The Company reports the measurement of volume of diagnostic imaging procedures at its facilities based on relative-value-units (“RVUs”). RVUs are a standardized measure of value used in the United States Medicare reimbursement formula for physician services. RVUs related to service fee revenues in the year ended December 31, 2019 were 5,247 (in thousands) compared to 3,291 in the year ended December 31, 2018. In fiscal 2018, the Company completed the Tampa Acquisition effective May 11, 2018, the Rose Acquisition effective August 15, 2018, the Kissimmee Acquisition effective November 1, 2018 and the Broward Acquisition effective November 9, 2018 (collectively, the “2018 Acquisitions”). In fiscal 2019, the Company completed the Davie Acquisition effective April 1, 2019, the ADG Acquisitions effective May 31, 2019, the Deltona Acquisition effective May 31, 2019, the El Paso Acquisition effective August 16, 2019 and the West Palm Beach Acquisition effective October 4, 2019 (collectively, the “2019 Acquisitions”). Pro-rating the 2018 Acquisitions and excluding the 2019 Acquisitions, on a same-center basis, RVUs were 3,481 in the year ended December 31, 2019 compared to 3,276 in the year ended December 31, 2018, which represents an increase of approximately 6%. The Company continues to experience volume growth across multiple markets in which it operates.

Revenue was $247,436 and $154,782 for the years ended December 31, 2019 and 2018, respectively. The variance is mainly due to the 2018 Acquisitions and 2019 Acquisitions. In the year ended December 31, 2019, approximately 25% of service fee revenue was earned from auto/attorney payors, compared to approximately 10% in the year ended December 31, 2018.

Employee compensation. Payroll and staffing costs, as a percentage of revenue, decreased from 37% to 35% in the year ended December 31, 2019 compared to the year ended December 31, 2018. This decrease is mainly attributable to the 2018 and 2019 Acquisitions.

Reading fees. For the year ended December 31, 2019 compared to the year ended December 31, 2018, reading fees, as a percentage of revenue, increased from 13% to 14%. This increase is a result of the 2018 and 2019 Acquisitions.

Rent and utilities. For the year ended December 31, 2019 compared to the year ended December 31, 2018, rent and utilities decreased from 11% to 4% of revenue. This decrease is mainly attributable to the adoption of IFRS 16. Excluding the impact of adoption of IFRS 16, rent and utilities would have been 10% of revenue in the year ended December 31, 2019.

Third party services and professional fees. For the year December 31, 2019, third party services and professional fees as a percentage of revenue were 8%, compared to 7% in the year ended December 31, 2018. This increase is mainly attributable to the 2018 and 2019 Acquisitions.

Administrative expenses and medical supplies and other expenses. For the year ended December 31, 2019 compared to the year ended December 31, 2018, administrative expenses and medical supplies and other expenses decreased from 9% to 8% of revenue, partly due to the fixed nature of certain costs and the adoption of IFRS 16. Excluding the impact of adoption of IFRS 16, the administrative expenses and medical supplies and other expenses would have been 9% of revenue in the year ended December 31, 2019.

Adjusted EBITDA. Adjusted EBITDA for the year ended December 31, 2019 was $59,813 compared to $31,775 for the year ended December 31, 2018. The variance is mainly attributable to the NCI Acquisitions, the 2018 Acquisitions, the 2019 Acquisitions and increased contribution from the legacy Florida operations. Adjusted EBITDA Margin for the year ended December 31, 2019 was 24% compared to 21% for the year ended December 31, 2018. The higher margin was mainly due to the ADG Acquisitions.

Net income (loss) attributable to shareholders of Akumin. The net income attributable to shareholders of Akumin was $6,541 (3% of revenue) for the year ended December 31, 2019 and net income for the year ended December 31, 2018 was $5,000 (3% of revenue). This increase in net income is mainly due to timing of the above noted 2018 Acquisitions and 2019 Acquisitions, partly offset by income tax expense of $2,793 for the year ended December 31, 2019 compared to an income tax recovery of $1,527 in 2018.

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    12

(ii) Three-month period ended December 31, 2019 compared to three-month period ended December 31, 2018

The following tables summarize our results of operations for the three-month period ended December 31, 2019 compared to the three-month period ended December 31, 2018.

	Three-month period	Three-month period
	ended	ended
(in thousands)	Dec 31, 2019	Dec 31, 2018
Service fees – net of allowances and discounts	76,253	44,769
Other revenue	773	683

Revenue	77,026	45,452

Employee compensation	25,442	19,266
Reading fees	11,002	5,764
Rent and utilities	2,793	4,974
Third party services and professional fees	6,447	2,594
Administrative	3,562	2,407
Medical supplies and other expenses	2,517	1,612
Depreciation and amortization	7,364	3,003
Stock-based compensation	749	1,238
Interest expense	10,576	1,778
Impairment of property and equipment	—	4
Settlement costs (recoveries)	(443)	14
Acquisition related costs	410	1,506
Financial instruments revaluation and other (gains) losses	91	524

Income before income taxes	6,516	768

Income tax provision (recovery)	2,645	(1,854)
Non-controlling interests	616	412

Net income attributable to shareholders of Akumin	3,255	2,210

	Three-month period	Three-month period
Adjusted EBITDA	ended	ended
(in thousands)	Dec 31, 2019	Dec 31, 2018
Revenue	77,026	45,452
Less:
Employee compensation	25,442	19,266
Reading fees	11,002	5,764
Rent and utilities	2,793	4,974
Third party services and professional fees	6,447	2,594
Administrative	3,562	2,407
Medical supplies and other expenses	2,517	1,612
IFRS 16 impact on leases	4,416	—
Sub-total	56,179	36,617

Non-controlling interests	616	412
One-time adjustments	—	(777)

Adjusted EBITDA	20,231	9,200

Adjusted EBITDA Margin	26%	20%

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    13

Volume and revenue. RVUs related to service fee revenues in the three-month period ended December 31, 2019 were 1,583 (in thousands) compared to 1,020 in the three-month period ended December 31, 2018. Pro-rating the 2018 Kissimmee Acquisition and Broward Acquisition and excluding the 2019 Acquisitions, on a same-center basis, RVUs were 1,072 in the three-month period ended December 31, 2019 compared to 1,016 in the three-month period ended December 31, 2018, which represents an increase of approximately 5%. The Company continues to experience volume growth across multiple markets in which it operates.

Revenue was $77,026 and $45,452 for the three-month periods ended December 31, 2019 and 2018, respectively. The variance is mainly due to the 2018 Acquisitions and 2019 Acquisitions. In the three-month period ended December 31, 2019, approximately 29% of service fee revenue was earned from auto/attorney payors, compared to approximately 13% in the three-month period ended December 31, 2018.

Employee compensation. Payroll and staffing costs, as a percentage of revenue, decreased from 42% to 33% in the three-month period ended December 31, 2019 compared to the three-month period ended December 31, 2018. This decrease is primarily attributed to the 2018 Acquisitions and 2019 Acquisitions, and incentive-based cash compensation paid to management in the three-months ended December 31, 2018 which had previously not been accrued (please refer to “one-time adjustments” noted below).

Reading fees. For the three-month period ended December 31, 2019 compared to the three-month period ended December 31, 2018, reading fees, as a percentage of revenue, increased from 13% to 14%. This increase is a result of the 2018 Acquisitions and 2019 Acquisitions.

Rent and utilities. For the three-month period ended December 31, 2019 compared to the three-month period ended December 31, 2018, rent and utilities decreased from 11% to 4% of revenue. This decrease is mainly attributable to the adoption of IFRS 16. Excluding the impact of adoption of IFRS 16, rent and utilities would have been 9% of revenue in the year ended December 31, 2019.

Third party services and professional fees. For the three-month period ended December 31, 2019, third party services and professional fees, as a percentage of revenue, increased from 6% to 8% of revenue compared to the three-month period ended December 31, 2018. The increase is partly due to the 2018 Acquisitions and 2019 Acquisitions and reclassification of certain costs as non-operating expenses (please refer to “one-time adjustments” noted below).

Administrative expenses and medical supplies and other expenses. For the three-month period ended December 31, 2019 compared to the three-month period ended December 31, 2018, administrative expenses and medical supplies and other expenses decreased from 9% to 8% of revenue partly due to fixed nature of certain costs and the adoption of IFRS 16. Excluding the impact of adoption of IFRS 16, the administrative expenses and medical supplies and other expenses would have been 8% of revenue in the three months ended December 31, 2019.

One-time adjustments. For the three-month period ended December 31, 2019 the one-time adjustments were $nil compared to $777 during the three-month period ended December 31, 2018. These adjustments related to: (i) the incentive-based cash compensation for the nine-month period ended September 30, 2018 which had previously not been accrued and was paid to management in the three-month period ended December 31, 2018; and (ii) reclassification of certain third party services and professional fees as non-operating expenses that related to the nine-month period ended September 30, 2018 but were reclassified in the three-month period ended December 31, 2018.

Adjusted EBITDA. Adjusted EBITDA for three-month ended December 31, 2019 was $20,231 compared to $9,200 for the three-month period ended December 31, 2018. The variance is mainly attributable to the 2018 Acquisitions, the 2019 Acquisitions and increased contribution from the legacy Florida operations. Adjusted EBITDA Margin for the thee-month period ended December 31, 2019 was 26% compared to 20% for the three-month period ended December 31, 2018. The higher margin was mainly due to the ADG Acquisitions.

Net income attributable to shareholders of Akumin. The net income attributable to shareholders of Akumin was $3,255 (4% of revenue) for the three-month period ended December 31, 2019 and net income for the three-month period ended December 31, 2018 was $2,210 (5% of revenue). This increase in net income is mainly due to timing of the above noted 2018 Acquisitions and 2019 Acquisitions, partly offset by income tax expense of $2,645 in the three-month period ended December 31, 2019 compare to an income tax recovery of $1,854 in three-month period ended December 31, 2018.

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    14

Selected Consolidated Statements of Balance Sheet Information

Consolidated Statements of Financial Position	As at	As at
(in thousands)	Dec 31, 2019	Dec 31, 2018
Cash	23,389	19,326
Total assets	663,384	240,778
Less: Right of use assets	123,631	—
Total assets, excluding right of use assets	539,753	240,778
Total debt (1)	479,120	117,507
Less: Other lease liabilities	128,684	—
Total debt, excluding other lease liabilities	350,436	117,507
Non-controlling interests	2,904	2,467
Shareholders’ equity	138,692	103,938

(1)

Total debt consists of borrowing under the credit facility, subordinated debt, subordinated debt-earn-out, Wesley Chapel Loan and lease liabilities (including finance leases and other leases), including both the current and non-current portions.

Cash was $23,389 as at December 31, 2019, an increase of $4,063, as compared to $19,326 as at December 31, 2018. The increase in cash during the year ended December 31, 2019 was due to $19,859 and $215,311 provided by operating activities and financing activities, respectively, partly offset by $231,107 used in investing activities.

Accounts receivable were $82,867 as at December 31, 2019, an increase of $53,056, as compared to $29,811 as at December 31, 2018. This increase is mainly due to (a) $27,814 of accounts receivable recognized in the purchase price allocations for Rose Acquisition, Kissimmee Acquisition, Broward Acquisition, ADG Acquisitions, El Paso Acquisition and West Palm Beach Acquisition and (b) growth in revenue due to 2018 Acquisitions and 2019 Acquisitions.

As at December 31, 2019, the Company’s days of sales outstanding (“DSO”) were approximately 98 days (approximately 98 days at September 30, 2019). Excluding attorney/auto payors, DSO were approximately 66 days (approximately 77 days at September 30, 2019). The stability in total DSO and the improvement in the DSO excluding attorney/auto payors as at December 31, 2019 relative to September 30, 2019, are mainly due to improved collections in the quarter as the Company continues to focus on integrating previously announced acquisitions onto its revenue cycle platform. The stability in total DSO has occurred despite contribution from the following items during the three-month period ended December 31, 2019 (as compared to the three-month period ended September 30, 2019): (a) higher revenue contribution mainly due to El Paso Acquisition and West Palm Beach Acquisition; (b) increase in accounts receivable acquired due to the West Palm Beach Acquisition and (c) higher proportion of revenue mix from attorney/auto payors with a longer collection cycle, partly offset by collections in the quarter.

Property and equipment was $199,624 as at December 31, 2019, an increase of $144,056, as compared to $55,568 as at December 31, 2018. This increase is mainly attributable to property and equipment recognized in the purchase price allocations for Davie Acquisition ($598), ADG Acquisitions ($28,135), Deltona Acquisition ($449), El Paso Acquisition ($7,606) and West Palm Beach Acquisition (16,058), right of use assets recognized upon adoption of IFRS 16 ($98,744), additions to right of use assets ($3,585), and capital expenditures ($17,099) partly offset by depreciation ($26,317) and net disposals ($1,900).

Intangible assets were $9,387 as at December 31, 2019, an increase of $5,718, as compared to $3,669 as at December 31, 2018. This increase is mainly due to intangible assets recognized in the purchase price allocations for ADG Acquisitions ($5,870), El Paso Acquisition ($720) and West Palm Beach Acquisition ($1,080), partly offset by amortization recorded in the period.

Goodwill was $342,222 as at December 31, 2019, an increase of $211,682 of as compared to $130,540 as at December 31, 2018. This increase is attributable to goodwill recognized from the 2019 Acquisitions, partly offset by a reduction in goodwill of $5,105 mainly due to accounts receivable recognized in 2019 in the purchase price allocation for the Rose Acquisition, the Kissimmee Acquisition and the Broward Acquisition.

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    15

Total debt (excluding other lease liabilities) was $350,436 as at December 31, 2019, an increase of $232,929 as compared to $117,507 as at December 31, 2018. This increase is attributable to May 2019 Loans proceeds ($354,114), non-cash interest accretion ($1,928), loss on revaluation upon settlement of Syndicated Loans and subordinated note ($1,850), loss on revaluation of derivative financial instruments liability ($952), loss on revaluation of Subordinated Note – Earn-out ($15) and increase in finance lease liabilities ($4,238), partly offset by loan repayments ($113,887), repayment of subordinated note ($1,500) and debt issuance costs ($14,781).

The Company’s shareholders’ equity was $138,692 as at December 31, 2019, an increase of $34,754 as compared to $103,938 as at December 31, 2018. This increase is due to issuance of $23,437 in common shares related to the ADG Acquisitions, $1,311 in warrants exercised, stock-based compensation of $3,555 and net income of $6,451 earned by the Company during the year ended December 31, 2019.

Non-controlling interests were $2,904 as at December 31, 2019, an increase of $437, as compared to $2,467 as at December 31, 2018. The non-controlling interests are associated with the Texas Acquisition. In the year ended December 31, 2019, net income attributable to the non-controlling interests was $2,200, partly offset by distributions of $1,763.

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    16

Selected Financial Information

The following table shows selected quarterly financial information for the past eight quarters:

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(in thousands, except EPS) (1)	2019	2019	2019	2019	2018	2018	2018	2018
RVUs	1,583	1,435	1,163	1,066	1,020	850	756	666
Revenue	77,026	68,874	53,985	47,551	45,452	39,131	36,774	33,425
Adjusted EBITDA	20,231	18,039	12,290	9,251	9,200	8,285	8,260	6,807
Adjusted EBITDA Margin	26%	26%	23%	19%	20%	21%	22%	20%
Depreciation and amortization	7,364	8,142	6,635	6,130	3,003	2,577	2,164	2,108
IFRS 16 impact on depreciation	2,797	3,442	3,110	2,996	—	—	—	—
Depreciation and amortization excluding IFRS 16 impact	4,567	4,700	3,525	3,134	3,003	2,577	2,164	2,108
Interest expense	10,576	9,591	5,300	3,469	1,778	1,482	1,379	1,340
IFRS 16 impact on interest expense	3,068	1,928	1,683	1,594	—	—	—	—
Interest expense excluding IFRS 16 impact	7,508	7,663	3,617	1,875	1,778	1,482	1,379	1,340
Net income (loss) attributable to shareholders of Akumin	3,255	1,988	(961)	2,169	2,210	195	1,436	1,160
EPS – Basic	0.05	0.03	(0.01)	0.03	0.04	0.00	0.02	0.02
EPS – Diluted	0.05	0.03	(0.01)	0.03	0.04	0.00	0.02	0.02
Effective tax rate (2)	24.3%	24.3%	24.3%	24.3%	24.7%	24.7%	24.7%	24.7%
Adjusted net income (loss) attributable to shareholders of Akumin	6,178	4,300	3,900	3,214	3,328	3,183	3,552	2,530
Adjusted EPS – Basic (3)	0.09	0.06	0.06	0.05	0.05	0.05	0.06	0.05
Adjusted EPS – Diluted (3)	0.09	0.06	0.06	0.05	0.05	0.05	0.06	0.05
Cash	23,389	17,476	22,018	18,897	19,326	20,370	19,814	9,877
Total assets	663,384	636,561	616,082	353,111	240,778	220,782	189,330	171,276
Right of use assets	123,631	122,622	122,275	107,906	—	—	—	—
Total assets, excluding right of use assets	539,753	513,939	493,807	245,205	240,778	220,782	189,330	171,276
Total debt	479,120	454,240	438,258	226,395	117,507	103,620	76,015	75,930
Other lease liabilities (4)	128,684	126,226	124,586	109,060	—	—	—	—
Total debt, excluding other lease liabilities	350,436	328,014	313,672	117,335	117,507	103,620	76,015	75,930
Non-controlling interests	2,904	2,766	2,632	2,543	2,467	2,549	2,474	5,872
Shareholders’ equity	138,692	134,688	131,847	107,540	103,938	100,491	98,595	76,867
Capital (5)	465,739	445,226	423,500	205,978	202,119	183,741	154,796	142,920

(1)	Some quarters may have one-time adjustments and as a result the sum of the quarters in any fiscal year may not equal the contribution of that fiscal year.
(2)	Akumin’s estimated effective tax rate is a blend of U.S. federal and state statutory tax rates for the period.
(3)	Adjusted EPS means Adjusted net income (loss) attributable to shareholders of Akumin divided by Akumin’s weighted average common shares outstanding for the period (basic or diluted).
(4)	Other lease liabilities include leases other than finance leases.
(5)	Capital is defined as shareholders’ equity plus total debt excluding other lease liabilities less cash.

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    17

During the quarterly periods presented above, the Company experienced significant growth through acquisitions. The quarter-to-quarter results have been impacted by the timing of these acquisitions. See “Recent Developments” and “Factors Affecting the Comparability of Our Results” of this MD&A for additional information.

The table below shows selected non-IFRS financial information on a last twelve-month (“LTM”) and last quarter annualized (“LQA”) basis for the following periods. All of the following periods include contribution from any acquisition made during the period only starting from the date of such acquisition. For example, during the LTM period ended December 31, 2019, the Company made the following acquisitions: Davie Acquisition (April 1, 2019), ADG Acquisitions (May 31, 2019), Deltona Acquisition (May 31, 2019), El Paso Acquisition (August 16, 2019) and West Palm Beach (October 4, 2019). As a result, the LTM period ended December 31, 2019 does not contain a full twelve months contribution from these acquisitions. The LQA period ended December 31, 2019 does not contain a full contribution from the West Palm Beach Acquisition. The Company monitors the following information to measure its overall financial performance.

	LQA	Year ended	Year ended
(in thousands, except EPS)	Q4 2019	Dec 31, 2019	Dec 31, 2018
RVUs	6,332	5,247	3,291
Revenue	308,104	247,436	154,782
Adjusted EBITDA	80,924	59,813	31,775
Adjusted EBITDA Margin	26%	24%	21%
Adjusted EPS—Diluted (1)	0.36	0.26	0.20
Adjusted Return on Capital (“ROC”) (2)	10%	10%	10%
Adjusted Return on Equity (“ROE”) (3)	18%	15%	13%

(1)	Adjusted EPS – Diluted (LTM) is calculated as the sum of the last four quarters’ Adjusted EPS—Diluted.
(2)

Adjusted ROC is defined as LTM or LQA Adjusted EBITDA less depreciation and amortization, excluding the impact of IFRS 16 on depreciation, taxed at Akumin’s estimated effective tax rate, divided by average capital.

(3)	Adjusted ROE is defined as LTM or LQA Adjusted net income (loss) attributable to shareholders of Akumin divided by average shareholders’ equity.

Liquidity and Capital Resources

General

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its capital stock, warrants, contributed surplus and debt.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders. As the Company has primarily grown through acquisitions, it has raised debt and equity to partly finance such transactions. The details regarding such issuances are noted in the Company’s consolidated financial statements for the year ended December 31, 2019.

As at December 31, 2019, the Company had cash of $23,389.

As at December 31, 2019, the Company had $350,436 of senior loans payable, derivative financial instruments liability, Subordinated Note – Earn-out (as defined below) and finance lease liabilities. As of December 31, 2019, $5,496 of these liabilities are due within one year.

Substantially all of the Company’s assets are pledged as security for senior loans. The Company is subject to certain financial performance debt covenants and it is currently in compliance with them.

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    18

As at December 31, 2019, we had other lease liabilities of $128,684, consisting mainly of leases with remaining term of more than one year, primarily for office space. As of December 31, 2019, $9,151 of these liabilities are due within one year. As at December 31, 2019, the Company had finance lease liabilities of $8,415. As of December 31, 2019, $1,790 of these liabilities are due within one year.

We believe that our current sources of liquidity and capital will be sufficient to finance our continued operations, growth strategy and additional expenses we expect to incur for at least the next 12 months. We have in the past financed our growth through acquisitions via privately issued capital in the equity and/or debt markets and publicly issued equity and we expect to continue to do so. We expect to gain additional access to the public equity and/or debt capital markets to support our growth strategy. There can be no assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available under our credit facility or otherwise to enable us to service our indebtedness, or to make capital expenditures in the future. Our future operating performance and our ability to service or extend our indebtedness, will be subject to future economic conditions and to financial, business, and other factors, many of which are beyond our control. See “Summary of Factors Affecting our Performance” and “Risk Factors” of this MD&A for additional information.

Lending Arrangements and Debt

May 2019 Loans

On May 31, 2019 the Company amended its previous credit agreement dated August 15, 2018 (such amended credit agreement, the May 2019 Credit Agreement) whereby it increased the size of its credit facilities and increased the number of syndicated lenders from five to nine financial institutions. Under the terms of the May 2019 Credit Agreement, the Company received a term loan A and term loan B (“Term Loan A”, “Term Loan B” and collectively, “Term Loans”) of $66,000 and $266,000, respectively (face value) and a revolving credit facility of $50,000, of which $3,300 was utilized as at May 31, 2019 (the “May 2019 Revolving Facility”, and together with the Term Loans, the “May 2019 Loans”). $16,000 of the Term Loan A was subject to a delayed draw, which was drawn (in addition to approximately $1,300 under the May 2019 Revolving Facility) by the Company in October 2019 to partly finance an acquisition near West Palm Beach, Florida. The term of the May 2019 Loans is five years. The May 2019 Loans can be increased by an additional $100,000 subject to certain conditions. The proceeds of the Term Loans were used to refinance the Syndicated Loans for $112,482, the principal outstanding under Subordinated Note and related accrued and unpaid interest for $1,596, partly finance the ADG Acquisition and Deltona Acquisition in May 2019 and pay related debt issuance costs. On May 31, 2019, management determined the fair value of the May 2019 Loans to be their face value of $319,300, net of debt issuance costs of approximately $14.8 million. In August 2019, the Company used $11 million from the May 2019 Revolving Facility to finance the El Paso Acquisition and in December 2019, the Company used $3.2 million from the May 2019 Revolving Facility to finance two small acquisitions undertaken in January 2020 in Florida and Illinois. As at December 31, 2019, this credit facility had a balance of $22.1 million.

Syndicated Loans

The Company entered into a credit agreement dated August 15, 2018 (the “Syndicated Credit Agreement”) with a syndicate of five financial institutions. Under the terms of the Syndicated Credit Agreement, the Company received a term loan (“Syndicated Term Loan”) of $100,000 (face value) and a revolving credit facility of $30,000, of which, $11,900 was utilized as of May 30, 2019 (the “Syndicated Revolving Facility”, and together with the “Syndicated Term Loan”, the “Syndicated Loans”). The Syndicated Loans could be increased by an additional $40,000 subject to certain conditions. The Company used $11,900 of the Syndicated Revolving Facility to partly finance the Broward Acquisition and the Kissimmee Acquisition. The proceeds of the Syndicated Term Loan were used to completely settle the August 2017 Term Loan for $74,635, finance the Rose Acquisition, and pay related debt issuance costs. Management determined the fair value of the Syndicated Term Loan to be its face value of $100,000, net of debt issuance costs of approximately $2.2 million.

In accordance with the terms of the Syndicated Loans, the Company used part of the proceeds of the Term Loans to refinance the Syndicated Loans on May 31, 2019 for $112,482 (face value of $111,900 and accrued interest and related fees of $582). The Company also recorded a fair value loss of $1,843 on the extinguishment of the Syndicated Loans, which was reflected in the consolidated statements of net income (loss) and comprehensive income (loss).

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    19

Wesley Chapel Loan

As part of the Rose Acquisition, the Company, through a subsidiary, assumed a senior secured loan (the “Wesley Chapel Loan”) of $2,000 (face value) as of August 15, 2018 to finance the purchase of equipment and related installation for a new clinic location around Tampa Bay, Florida. It has an annual interest rate of 5.0%, matures on August 15, 2023, has monthly repayments of $38 and is secured only against the equipment financed. The Wesley Chapel Loan was recognized at fair value of $1,908 on August 15, 2018 using an effective interest rate. As of December 31, 2019, the face value of the Wesley Chapel Loan was $1,514 (amortized cost of $1,447).

Subordinated Note Payable

As part of the Tampa Acquisition, a wholly-owned indirect subsidiary of the Company assumed a subordinated 6% note and security agreement with the seller’s secured lender on May 11, 2018 (the “Subordinated Note”) with a face value of $1,500 and a term of four years. The Subordinated Note was recognized at fair value of $1,491 on May 11, 2018 using an effective interest rate. According to the Subordinated Note agreement, the interest on the Subordinated Note is accrued and added to the principal amount on each anniversary of the Subordinated Note agreement.

In accordance with the terms of the Subordinated Note, the Company used part of the proceeds of the Term Loans to settle the principal outstanding under Subordinated Note on May 31, 2019 together with accrued and unpaid interest, for $1,596 (face value of $1,500 and accrued interest of $96). The Company also recorded a fair value loss of $7 on the extinguishment of the Subordinated Note, which was reflected in the consolidated statements of net income (loss) and comprehensive income (loss).

The principal balance of the Subordinated Note is subject to increase by an earn-out (the “Subordinated Note—Earn-out”) of up to an additional $4.0 million during the three-calendar year period beginning on January 1, 2019 and ending on December 31, 2021, subject to the satisfaction of certain revenue-based milestones. Management estimated the fair value of the Subordinated Note – Earn-out as at May 11, 2018 of $161. The Subordinated Note—Earn-out was revalued at $184 as at December 31, 2019 and the change in fair value was recognized in the consolidated statement of net income (loss) and comprehensive income (loss).

Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, loans to related parties, accounts payable and accrued liabilities, May 2019 Loans, Syndicated Loans, Wesley Chapel Loan, Subordinated Note, Subordinated Note – Earn-out, ADG Acquisition-earn-out, leases and derivative financial instruments. The fair values of these financial instruments, except the loans to related parties, May 2019 Loans, Syndicated Loans, Wesley Chapel Loan, Subordinated Note, Subordinated Note – Earn-out, ADG Acquisition-earn-out, and the derivative financial instruments, approximate carrying value because of their short-term nature. The carrying value of the non-current portion of leases approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant. Effective November 14, 2018, the Company entered into a derivative financial instrument contract with a financial institution in order to mitigate interest rate risk under the variable interest rate Syndicated Loans. The derivative financial instrument is an interest rate cap rate of 3.75% (LIBOR) per annum on a notional amount of 50% of the face value of the Syndicated Term Loan ($50,000 as of November 14, 2018). The termination date of this arrangement is August 31, 2021.

In addition, effective July 31, 2019, the Company entered into a derivative financial instrument, an interest rate collar contract (further amended on November 22, 2019), with a financial institution in order to mitigate interest rate risk under the May 2019 Loans. This derivative financial instrument has an underlying notional amount of 100% of the face value of Term Loan B ($266,000 as at July 31, 2019) with (i) a cap rate of 3.00% (LIBOR) per annum and a termination date of July 31, 2022, and (ii) a floor rate of 1.4825% (LIBOR) per annum and a termination date of October 31, 2021. During February 2020, the Company amended this interest rate collar contract by reducing the floor rate to 1.1475% (LIBOR) and extending the termination date to July 31, 2022.

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    20

Financial assets measured at amortized cost include cash, accounts receivable and loans to related parties. Financial liabilities measured at amortized cost include accounts payable and accrued liabilities, leases, May 2019 Loans, Syndicated Loans, Wesley Chapel Loan and Subordinated Note. Amortization is recorded using the effective interest rate method. The Company classifies the derivative financial instruments as financial assets or liabilities at fair value through profit or loss. The Company classifies the Subordinated Note – Earn-out and ADG Acquisition-earn-out, as financial liabilities at fair value through profit or loss.

The Company’s financial instruments are exposed to certain financial risks including credit risk, liquidity risk, currency risk and interest rate risk. Refer to note 17 of our December 31, 2019 consolidated financial statements for further discussion regarding risk management arising from financial instruments.

Off-Balance Sheet Arrangements

The Company has not engaged in any off-balance sheet financing transactions except for letters of credit related to facilities leases of approximately $181 as at December 31, 2019.

Share Information

As of the date of this MD&A, we have 70,125,928 common shares issued and outstanding. If all of the stock options of the Company that have been issued and are outstanding pursuant to our stock option plan were to be exercised, including options that are not yet exercisable, we would be required to issue up to an additional 5,778,120 common shares, or approximately 8.24% of our issued and outstanding common shares as of the date of this MD&A on a non-diluted basis.

In addition, if all of the restricted share units (“RSUs”) that have been issued and are outstanding pursuant to the RSU plan of the Company were to be exercised, we would be required to issue up to an additional 52,500 common shares, or approximately 0.07% of our issued and outstanding common shares as of the date of this MD&A on a non-diluted basis.

Further, as of the date of this MD&A, there are 525,000 warrants to purchase common shares which are issued and outstanding. If those warrants were to be exercised, we would be required to issue an additional 525,000 common shares, or approximately 0.75% of our issued and outstanding common shares as of the date of this MD&A on a non-diluted basis.

Related Party Transactions

In the normal course of business, the Company engages in transactions with its wholly owned and controlled subsidiaries. Balances and transactions between the Company and its wholly owned and controlled subsidiaries have been eliminated on consolidation in the Company’s consolidated financial statements.

The Company transacts with key individuals from management who have the authority to plan, direct, and control the activities of the Company, including through employment agreements and stock-based compensation plans. Key management personnel are defined as the executive officers of the Company and the board of directors, including the President and Chief Executive Officer, Executive Vice President and Chief Operating Officer, Chief Financial Officer and Corporate Secretary and Senior Vice Presidents.

On February 9, 2018, the Company announced that certain senior officers and directors of the Company acquired an aggregate of 532,857 common shares of the Company at $3.50 per share for total cash consideration of $1,865. The shares were acquired pursuant to a previous exercise of a call option by Z Strategies Inc., a corporation controlled by Riadh Zine, the President and Chief Executive Officer of the Company. The call option was entered into in connection with Akumin US’s acquisition of Preferred Medical Imaging, LLC effective August 9, 2017 at the request of certain selling securityholders

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    21

of Preferred Medical Imaging, LLC. On February 8, 2018, Akumin US agreed to lend an aggregate of $500 to the Company’s President and Chief Executive Officer, Executive Vice President and Chief Operating Officer and Chief Financial Officer and Corporate Secretary (collectively, “the Pledgors”) in connection with the purchase by such officers of a total of approximately 142,857 common shares under that call option, as nominees of Z Strategies Inc. This loan charged interest at 6% per annum and was payable on maturity at February 8, 2021. The borrowing officers of the Company granted a security interest in the common shares purchased by them with the loan proceeds in favour of Akumin Corp. During 2019, the Pledgors completely paid off this loan and accrued interest and the security was released.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. As additional information becomes available or actual amounts are determinable, the recorded estimates are revised and reflected in operating results in the period in which they are determined.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recognized initially at net realizable value and subsequently measured at amortized cost less loss allowances. During the year ended December 31, 2019 the Company applied the simplified approach to measure expected credit losses, permitted by IFRS 9, which uses a lifetime expected loss allowance for all accounts receivable.

Accounts receivable are considered to be in default when customers have failed to make the contractually required payments when due. A provision for credit losses is recorded as a reduction in revenue with an offsetting amount recorded as an allowance for credit losses, reducing the carrying value of the receivable. When a receivable is considered uncollectible, the receivable is written off against the allowance for credit losses account.

Impairment of Goodwill and Long-Lived Assets

Management tests at least annually whether goodwill suffered any impairment. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Management makes key assumptions and estimates in determining the recoverable amount of the Company’s cash generating units (“CGUs”) or groups of CGUs, including future cash flows based on historical and budgeted operating results, growth rates, tax rates and appropriate after-tax discount rates.

The Company evaluates its long-lived assets (property and equipment) and intangible assets, other than goodwill, for impairment whenever indicators of impairment exist. The accounting standards require that if the sum of the undiscounted expected future cash flows from a long-lived asset or definite-lived intangible asset is less than the carrying value of that asset, an asset impairment charge must be recognized. The amount of the impairment charge is calculated as the excess of the asset’s carrying value over its fair value, which generally represents the discounted future cash flows from that asset.

Income Taxes

The Company is subject to government audits and the outcome of such audits may differ from original estimates. Management believes that a sufficient amount has been accrued for income taxes. Further, management evaluates the realizability of the net deferred tax assets and assesses the valuation allowance periodically. If future taxable income or other factors are not consistent with the Company’s expectations, an adjustment to its allowance for net deferred tax assets may be required. For net deferred tax assets, the Company considers estimates of future taxable income, including tax planning strategies, in determining whether net deferred tax assets are more likely than not to be realized.

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    22

Business Combinations

Significant judgment is required in identifying tangible and intangible assets and liabilities of acquired businesses, as well as determining their fair values. The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree at fair value of the recognized amounts of the acquiree’s identifiable net assets.

Contractual Allowances

Net patient service revenue is reported at the estimated net realizable amounts from patients, third party payors, and others for services rendered and recognized in the period in which the services are performed. Net patient service revenue is recorded based on established billing rates, less estimated discounts for contractual allowances. Contractual adjustments result from the differences between the established rates charged for services performed and expected reimbursements by government-sponsored healthcare programs and other payors for such services.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS. In designing such controls, it should be recognized that due to inherent limitations, any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

Risk Factors

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Company’s annual information form dated March 31, 2020 for its fiscal year ended December 31, 2019, which is available on SEDAR at www.sedar.com.

In addition, we are exposed to a variety of financial risks in the normal course of operations, including risks relating to cash flows from operations, liquidity, capital reserves, market rate fluctuations and internal controls over financial reporting. Our overall risk management program and business practices seek to minimize any potential adverse effects on our consolidated financial performance. Financial risk management is carried out under practices approved by our Audit Committee. This includes reviewing and making recommendations to the board of directors regarding the adequacy of our risk management policies and procedures with regard to identification of the Company’s principal risks, and implementation of appropriate systems and controls to manage these risks.

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    23

Additional Information

Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com. The Company’s shares are listed for trading on the Toronto Stock Exchange under the symbols

“AKU.U” and “AKU”.

AKUMIN INC  |  Management’s Discussion and Analysis  |  2019    24